

September 24, 2014

Via E-mail
Ms. Saema Somalya
General Counsel
Warren Resources, Inc.
1114 Avenue of the Americas
New York, NY 10036

> **Re:** **Warren Resources, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 18, 2014**
> **File No. 333-198815**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 6, 2014**
> **File No. 000-33275**

Dear Ms. Somalya:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

1.   Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments on your periodic reports.

Selling Stockholder, page 16

2.   Please revise to identify the natural person or persons who exercise sole and/or shared voting or investment control over the securities offered for resale by Citrus Energy Corporation. For guidance, please refer to Compliance and Disclosure Interpretations: Regulation S-K, Question 140.02 at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Form 10-K for Fiscal Year Ended December 31, 2013

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Business and Properties, page 4

Oil and Natural Gas Reserves, page 10

Production Volumes, Sales Prices and Production Costs, page 15

3.   It appears that certain of your fields contain 15% or more of your total proved reserves on an oil-equivalent-barrels basis. Please expand your disclosure for each of the last three fiscal years to include the annual production, by final product sold, for each of these fields. Refer to the disclosure requirements in Item 1204(a) of Regulation S-K.

Risk Factors, page 35

Risks Relating to the Oil and Natural Gas Industry and Our Business, page 36

4.   We are aware of news reports regarding the drought conditions in California and various proposals to restrict the use of water. Given the importance of waterflooding to your exploration activities in California, tell us what consideration you have given to providing a specific risk factor addressing these matters and the impact they may have on your operations or financial condition.

Notes to Consolidated Financial Statements

Note K – Oil and Gas Reserve Data (Unaudited), page F-31

Summary of Changes in Proved Reserves, page F-32

5.   The footnote disclosure provided on page F-32 in conjunction with the changes in net reserves does not appear to provide a narrative explanation for all of the significant changes that have occurred. For example, footnote (b) does not explain the causes for the significant additions in natural gas reserves relating to extensions and discoveries that occurred during 2013. We also note that an explanation has not been provided for the significant changes in net reserves for the periods ending December 31, 2012 and 2011. Please expand the disclosure of the changes in your proved reserves to provide a narrative explanation in each instance that the change in reserves for an individual line item represents a significant change in reserves, other than production. Refer to the disclosure requirements in FASB ASC 932-235-50-5. In addition, please revise to provide a column showing the total quantities of proved reserves for all products, as shown in FASB ASC 932-235-55-2.

6.	We note the footnote disclosure relating to your proved undeveloped reserves indicates that you transferred 1.1 MMBoe of proved undeveloped reserves to proved developed reserves during 2013. However, this change does not reconcile the overall change in your proved undeveloped reserves of approximately 3.9 MMBoe. Please expand your disclosure to include the material changes relating to all causes such as revisions of previous estimates, extensions and discoveries and purchases of minerals in place in addition to the factor already disclosed. Also include a narrative explanation for each change as part of your expanded disclosure. Refer to the disclosure requirements in Item 1203(b) of Regulation S-K.

7.	It appears you converted approximately 13.3% and 10.9% of your proved undeveloped reserves to proved developed status during the fiscal years ended December 31, 2013 and 2012, respectively. Please tell us the extent to which any of the proved undeveloped reserves disclosed as of December 31, 2013 will not be developed within five years since your initial disclosure of these reserves. Also, please clarify your disclosure in this regard and, if applicable, provide an explanation for the specific circumstances for any material amounts of proved undeveloped reserves that remain undeveloped for five years or more after initial disclosure. Please refer to the definition of undeveloped oil and gas reserves under Rule 4-10(a)(31) of Regulation S-X and the disclosure requirements for proved undeveloped reserves under Item 1203(d) of Regulation S-K. For additional guidance on the specific circumstances that justify a period longer than five years, please refer to question 131.03 in the Compliance and Disclosure Interpretations (C&DIs) regarding Oil and Gas Rules. You may find the C&DIs on our website at the following address: http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and the Securities Exchange Act of 1934 and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Caroline Kim, Senior Counsel, at (202) 551-3878 or Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director